PALM ENERGY SYSTEMS LLC

2021 Report

Dear investors,

1. Product development

Palm Energy Systems held a development review meeting with Lucid on February 3, 2022 . This followed an intensive 5-week study including evaluation, analysis, and interaction process between Palm Energy Systems, Lucid and their product development partners. These include a Formula – 1 engineering expert who is experienced at working with advanced materials.

Salient points:

The study confirmed product viability from structural and power generation standpoints. The study also confirmed that the estimated cost for steady state production contained in the business plan is achievable

The development review meeting addressed the challenge of achieving tangible milestones with available funds

We reworked the development schedule by focusing on Phase – A, which includes engineering of key device components such as the canopy, fulcrum and dual axis motorization, building a 1:10 scale physical prototype, undertaking live wind tunnel testing of a physical prototype, conducting FEA (finite element analysis) tests by F-1 (Formula -1) engineering experts, undertaking electronics hardware and software engineering, and achieving conclusive structural and production validation.

2. Patents

We had filed for design patents in the US and Internationally. We have received design patent registration certificates in the UK, EU and China and are patent pending in the US and other countries we've filed in.

We need your help!

Our immediate goal is to proceed with product development work and build a full scale operational prototype, which will serve as a certification build. Our product development schedule is structured into modules.

Short Term Target

Phase A development will enable structural and production validation and will include exhaustive wind tunnel tests on a 1:10 scale prototype. This exercise will be led by an ex F1 (Formula 1) engineer who on Lucid's team. We require an additional $200,000 to complete Phase A.

We are confident that with the completion of Phase A (engineering and production validation), we will be in a strong position to attract larger investor interest.

Phase B development will enable the certification build, and will require a budget of $350,000. Achieving successful completion of the certification build will be a significant milestone.

Investment vehicles actively being pursued are a) equity through direct subscription, b) loans through convertible notes and c) advance purchase agreements.

Please see here for: detailed product development budget

Sincerely,

Jay Kesan
Co-founder

Samir Varma
Chairman

Francois Mahu
Founder, COO & Chief Designer

Rajiv Narain
Founder & CEO

















Our Mission

Our target market comprises 3 market categories - EV charging, community solar and Solar Means Business (SMB) - with a combined market size of $8 billion, and estimated to grow to $130 billion by 2025. In 5 years Palm Energy Systems estimates an installed capacity of 78 MW across these markets, at an estimated annual revenue of $300 Million. Forward-looking projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Received good interest for our crowdfunding campaign
- Formed two great strategic partnerships with Liberty Access Technologies and Gridscape Solutions. In discussion with more
- Commenced product development and validated assumptions on engineering, energy performance and cost

The Bad

- Need more capital to progress with prototype development
- Need to increase strategic partnerships
- Need to conclude investment commitments by strategic partners

2021 At a Glance

January 1 to December 31

$0
Revenue

-$49,772
Net Loss

IOU!

$0
Short Term Debt

$10,000
Raised in 2021

$74,525
Cash on Hand
As of 03/30/22

We ❤ Our 100 Investors

Thank You For Believing In Us

Herman Venter	Bill Slade	Jeff Wilber	George Ouma	Kirit K Patel	Peter F Cikalo	Hatem Rowaihy
Helen Cholewinski	Junior Rogers	Rafael O. Quezada	Muthu SANKARAN	Melton Cartes	Stan Michael Kramarz	La Monte Wayne Peters
David Macario	Darshak M Patel	Oluwafemi Opeyemi Olad...	Jerome Russ	Eric Gerster	Heinrich Pantalons	Juliao Apaixonado
Sir Goat	Amandine Vervloet	Joe McAllister	Alyssa Mc Coy Rehling	Jovan Denson	Sam Hutton	Douglas Walton
Glenn A ZAJIC	Adam Field	Mark Hutton	Ksk Np	William Brown	Stephen Gerster	Murali NAGARAJAN
Thomas Blinten	Zahid S Rahimtoola	Charles Stevens	Edward Kelly Medlock	Alexandra Mahu	Jason Rigby	Chan Shun Hang
Suresh Mandava	Francis Ennis, Jr.	Vikram Merchant	John R Kasha	Sahil Merchant	Jean Louis Mahu	Amol Sanap
Wintgens Monique	Nixon Augustin	Gary Staley	Maria Abruzzini	Brian Simpson	Howard Kohn	Daniel R Severa
Yann Letouzey	Antonio San Martin	Andrew Neely	David Elter	Joe Arnold	Hong Liu	Arlene Ritchie
Chukwuoma Ngoka	Mahu Pierre	John Graff	Jelynda Vanover	Brett Beuch	John Luong	Vijayakumar Aluru
Abelardo Valdez	Hanz Scholz	Sead Pepic	Dane Jones	Michael Kantor	Kerry HAGANS	Brian Drummond
Julien Bosseaux	Rajendar Matta	John Bradley Greet	Daniel Rothblatt	Mp Van Rennes	William Becker	Ricky CUNNINGHAM
Alghamdi Wael	Joshua Taddeo	Matthew J Weekes	Samuel Mensah	Anthony Coadou	Andrew Jenkin	Dave Davis
Tyler Baker	Andrew Dombrowski	Ebenezer Joseph	Frank Peart	Lori M Anderson	Lewis Feit	John Harrington
Arisa Shiraishi	Casey Leffers					

Thank You!
From the PALM ENERGY SYSTEMS LLC Team

   

Rajiv Narain
Founder & CEO

Francois Mahu
Founder, COO & Chief Designer

Jay Kesan
Co-founder & Advisor Legal & Intellectual Property

Samir Varma
Co-founder, CFO & Chairman



Chris Outwater
Strategic Advisor, Energy & EVs
CEO Liberty Access Technologies. Serial entrepreneur. Inventor and technologist.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Rajiv Narain	CEO @ Palm Energy Systems LLC	2020
Jay Kesan	General Counsel @ Kesan & Associates PC	2020
Samir Varma	Chairman & CFO @ ISPD Inc.	2020
Francois Mahu	Chief Design Officer @ Palm Energy Systems LLC	2020

Officers

OFFICER	TITLE	JOINED
Rajiv Narain	CEO	2020
Jay Kesan	General Counsel	2020
Samir Varma	Chairman & CFO	2020
Francois Mahu	COO & Chief Design Officer	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Rajiv Narain	4,416,000 Common	46.2%
Francois Mahu	2,944,000 Founder's equity	30.8%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2020	$10,000	Common Stock	Section 4(a)(2)
09/2020	$10,000	Common Stock	Section 4(a)(2)
09/2020	$5,000	Common Stock	Section 4(a)(2)
12/2020	$10,000	Common Stock	Section 4(a)(2)
01/2022	$108,724	Safe	Section 4(a)(2)
01/2022	$108,724		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	9,550,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	191,000
Options:	620,750

Risks

The design, manufacture, sale and servicing of the Palm-e system is a capital-intensive business. Even if we successfully raise $267,500 from this offering, we estimate that we will need to raise an additional $6,000,000 plus to achieve full-scale commercial production. We will raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, develop a marketing outreach and establish a sales and service network. We cannot assure you that we will be able to raise additional funds when needed.

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The costs of producing Palm-e units could be higher than anticipated resulting in higher priced products, adversely affecting the payback period and ROI estimates.

Unforeseen delays in obtaining statutory approvals and permissions for installing Palm-e devices in public spaces from local and State Government agencies could delay operations and adversely affect revenue targets.

Our limited operating history may increase the risk of investment. We started in 2016 and we have not yet begun production. To date, we have no revenues.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Jay Kesan and Samir Varma are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We need to be first to market with our disruptive idea before competitors' copy us with bad imitations. Lack of adequate funding would hamper product development momentum, preventing us from bringing the product to market quickly.

The performance of Palm-e could be lower than anticipated, reducing power and efficiency estimates.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity

Options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[i];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Palm Energy Systems LLC

- Delaware Limited Liability Company
- Organized May 2020
- 3 employees

16 Windsor Lane, Cos Cob
Greenwich CT 06807

http://www.palm.energy

Business Description

Refer to the PALM ENERGY SYSTEMS LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PALM ENERGY SYSTEMS LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.